UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Roberts Realty Investors, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

769900101

(CUSIP Number)

Charles S. Roberts

Chief Executive Officer

Roberts Realty Investors, Inc.

375 Northridge Road, Suite 330

Atlanta, Georgia 30350

(770) 394-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

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SCHEDULE 13D/A

CUSIP No.  769900101

1	NAMES OF REPORTING PERSONS Charles S. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,286,719 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,286,719 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,286,719 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

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The Schedule 13D filed on June 24, 2005 by Charles S. Roberts, as amended from time to time, relating to the common stock, par value $0.01 per share (“Common Stock”), of Roberts Realty Investors, Inc., a Georgia corporation (“Roberts Realty” or the “Company”), is hereby amended and supplemented as set forth below by this Amendment No. 9 to the Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)      The table below provides the aggregate number and percentage of the class of securities identified under Item 1 that Mr. Roberts beneficially owns. Roberts Realty conducts business through Roberts Properties Residential, L.P. (the “operating partnership”). Except as noted in footnote (2) below, Mr. Roberts owns all shares and units of limited partnership interest in the operating partnership (“units”) directly and has sole voting and dispositive power. The Number of Shares Beneficially Owned column in the table below includes the shares owned by Mr. Roberts but does not include shares he may acquire by exchanging units for shares of Common Stock as explained in the following paragraphs. The Number of Shares Underlying Units Beneficially Owned column in the table reflects all shares that he has the right to acquire by exchanging units for shares, subject to the limitations described in the following paragraphs.

Holders of units (“unitholders”) generally have the right to require the operating partnership to redeem their units. A unitholder who submits units for redemption will receive, at Roberts Realty’s election, either (a) 1.647 shares for each unit submitted for redemption (the “Conversion Factor”), or (b) cash for those units at their fair market value, based upon the then current trading price of the shares. Roberts Realty has adopted a policy of issuing shares in exchange for units that are submitted for redemption.

Except as described in this paragraph, unitholders generally have the right to require the operating partnership to redeem their units. Roberts Realty’s articles of incorporation limit ownership by any one holder to 3.7% of the outstanding shares of Common Stock, with two exceptions. First, Mr. Roberts can beneficially own up to 35% of the outstanding shares. Second, any shareholder who beneficially owned more than 3.7% of our outstanding common shares on July 22, 2004, the date that we filed an amendment to our articles of incorporation revising the ownership limits, can retain indefinitely the shares the shareholder owned as of that date but cannot increase that ownership in the future (other than by exchanging the units the shareholder owned on that date for shares). Accordingly, a unitholder, including Mr. Roberts, cannot redeem units if upon their redemption the unitholder would hold more shares than permitted under the applicable percentage limit (subject to the exceptions as noted).

On December 30, 2014, the operating partnership issued 426,397 units to Mr. Roberts in exchange for his contribution to the operating partnership of 702,276 shares of Roberts Realty.

Consistent with the Conversion Factor noted above, the offering of units in which Mr. Roberts participated uses a “Contribution Factor” such that an accredited investor who contributes shares to the operating partnership will receive one unit for every 1.647 shares contributed. The units issued to Mr. Roberts were issued in accordance with the Contribution Factor.

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Name of Beneficial Owner	Number of Shares Beneficially Owned		Number of Shares Underlying Units Beneficially Owned		Total		Percent of Class(1)

Charles S. Roberts	2,050,548	(2)	2,236,171	(3)	4,286,719	(4)	37.0	%(4)

(1)	The total number of shares outstanding used in calculating this percentage is 11,600,802, which is the sum of (a) 9,364,631, the number of shares outstanding as of December 30, 2014, plus (b) 2,236,171, the number of shares underlying units beneficially owned as of December 30, 2014. In accordance with the Securities Exchange Act of 1934, the shares contributed by Mr. Roberts to the operating partnership were not included in calculating the number of outstanding shares reflected in clause (a).
(2)	Includes 258,705 shares of common stock owned by Mr. Roberts’ spouse; Mr. Roberts disclaims beneficial ownership of those shares.
(3)	Reflects Mr. Roberts’ beneficial ownership of 1,357,726 units, each of which is exchangeable for 1.647 shares of Roberts Realty’s common stock.
(4)	Please see the explanation above of the limitation of Mr. Roberts’ ownership of shares to 35% of the then outstanding shares.

(b)      Except as noted in footnote (2) above, Mr. Roberts owns all shares and units directly and has sole voting and dispositive power and has no shared voting or dispositive power.

(c)      In the past sixty calendar days, starting with the most recent date, Mr. Roberts has acquired shares of Common Stock on the dates, in the amounts and for the prices shown on the following table.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share ($)

12/30/14	Contribution (1)	702,276	—
12/30/14	Acquisition (2)	702,276	—

(1)	Reflects the total number of shares Mr. Roberts contributed to the operating partnership in accordance with the offering described above.
(2)	Reflects the total number of shares underlying the 426,397 units Mr. Roberts acquired for the contribution of shares to the operating partnership based on the contribution factor of 1.647 as explained above.

(d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2014

/s/ Charles S. Roberts
Signature

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